

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

> **Re: Webus International Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 22, 2024**
> **File No. 333-269684**

Dear Zheng Nan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues, page 34

1. We note that revenue from each of your packaged tour service, customized chartered bus service, and commuter shuttle service for the six months ended December 31, 2023 decreased by 55.9%, 88.2%, and 84.3%, respectively, which you disclose is primarily attributable to the adjustment in your business strategy to focus more on service in the overseas market with a higher gross margin rate and actively scaling down domestic market operations, and with regard to your commuter shuttle service, primarily attributable to the termination in collaboration with three major customers and your strategic decision to downsize the operation of your commuter shuttle service. Please revise this risk factor to address your customer terminations in your commuter shuttle service and any other disruptions to your relationship with major customers caused by

your shift to overseas service in your packaged tour service and customized chartered bus service that you expect to have a material impact on your company.

<u>Unaudited Condensed Consolidated Financial Statements as of and for the six months ended December 31, 2023</u>
<u>1. Organization and principal activities</u>
<u>(b) Capital resource and liquidity, page F-37</u>

2. We note that you have concluded that certain conditions raise doubt about your ability to continue as a going concern and that these conditions have been alleviated based on management's plans which include the consideration of your existing cash balance as of December 31, 2023 and your expectation of financial support from major shareholders. Please further explain to us how you determined that it was probable that management's plans will mitigate the conditions that raise substantial doubt under ASC paragraphs 205-40-50-6 through 10. In addition, please expand your disclosure to specify the actions probable to occur to address each of the current conditions that raise doubt about your ability to continue as a going concern. For example, your disclosure should specify how you intend to settle bank debt that is coming due in the next twelve months, identify the specific plans you intend to implement to enhance your operating cash flows and the status of any agreements/commitments of capital in place with prospective investors or current shareholders. Refer to ASC 205-40-50-12.

<u>General</u>

3. We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 29, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe your revised disclosure referencing that uncertainties with respect to the PRC legal system could adversely affect you conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 29, 2023.

Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.